FNX Mining Added to S&P/TSX Composite Index

TORONTO, ONTARIO-December 11, 2003: FNX Mining Company Inc. (FNX-TSX/AMEX) is pleased to announce that it has been added to the S&P/TSX Composite Index, effective December 19, 2003.

The S&P/TSX Composite Index is a broad indicator of market activity and represents approximately 70% of the market capitalization for Canadian-based companies listed on the Toronto Stock Exchange. The large size and broad sector coverage makes the S&P/TSX Composite Index the leading market activity measure for the Canadian equity markets. The S&P/TSX Composite Index is also a performance benchmark for many Canadian mutual and pension funds.

"FNX Mining's inclusion in the S&P/TSX Composite Index is recognition of the Company's rapid transition from exploration to production at our Sudbury area properties"; notes Terry MacGibbon, President and CEO of FNX Mining. "Our addition to the Composite Index will certainly raise our profile, broaden our shareholder base, increase liquidity and benefit our shareholders."

FNX Mining is a nickel, copper, cobalt, platinum, palladium and gold producer and explorer, operating in Canada's prolific Sudbury Basin mining camp. FNX and its Sudbury Joint Venture partner are completing a 2003 $24.5 million exploration program and recently exercised the Sudbury Option Agreement, thereby acquiring a 100% mineral rights' interest in the five Sudbury Basin properties. The Sudbury Joint Venture has implemented Phase 1 mining at the McCreedy West Mine, where it is currently producing approximately 500 tons of ore per day and expects to reach 1,000 tons per day by mid-2004. The Sudbury Joint Venture has also initiated two feasibility studies at the McCreedy West-Levack Mine Complex. Pending positive feasibility studies, the Company has sufficient cash to implement Phase 2 Mining to re-open the Levack Mine and Phase 3 Mining to initiate production from the McCreedy West PM Deposit.

For further information, please contact:

Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,
FNX Website - www.fnxmining.com